UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
(the "Company")
Pearson plc has filed its Annual Report for 2013 on Form 20-F with the U.S. Securities and Exchange Commission and it is available on our website www.pearson.com/investors. A hard copy of the complete audited financial statements can be obtained free of charge from the Company Secretary at 80 Strand, London WC2R 0RL.

PEARSON plc

Date: 27 March 2014

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary